

October 25, 2024

Mitesh Thakkar
Chief Financial Officer
CONSOL Energy Inc.
275 Technology Drive Suite101
Canonsburg, PA 15317-9565

> **Re: CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31,2023**
> **Filed February 9, 2024**
> **File No. 001-38147**

Dear Mitesh Thakkar:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31,2023

Item 1. Business, page 6

1. Please confirm that you will revise subsequent annual filings to address the following with respect to your S-K 1300 mineral property disclosure:
   - Cleary identify material properties and non-material properties;
   - Include the commodity price and the point of reference, for example in-situ, mill feed, saleable or recoverable product, etc, with your summary resource table and your summary reserve table as required by Item 1303(b)(3) of Regulation S-K;
   - Include the commodity price, cut-off grade, point of reference, and process recovery factor with your individual property reserve tables as required by Item 1304(d)(1) of Regulation S-K. To the extent you do not use a traditional cut-off grade include a brief description of the parameters and assumptions that distinguishes material deemed to have no economic value from material deemed to have economic value, for example minimum quality specifications; and
   - For each material property include the information required under Item 1304(e) of Regulation S-K.

Item 15. Exhibit Index
96.1, page 127

2.　　We have the following observations regarding your Pennsylvania Mining Complex technical report summary. Please consult with your qualified person and confirm that you will revise subsequent technical report summaries to address each of these items. Please note that to the extent these items apply to your other technical report summaries we would expect similar revisions to address our observations.

- Include the qualified person's estimates of cut-off grade based on assumed costs and commodity prices that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K;
- Include the qualified person's estimates of cut-off grades based on detailed cut-off analysis that includes a long term price that provides a reasonable basis for establishing that the project is economically viable, as required by Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K;
- State the accuracy level of the capital and operating cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K; and
- Include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:　　Hannah Frank